September 5, 2023

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Richie

Re:	Intelligent Bio Solutions Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 27, 2023

File No. 333-273219

Ladies and Gentlemen:

This letter is being submitted on behalf of Intelligent Bio Solutions Inc. (the “Company” or “INBS”) in response to the comment letter, dated August 8, 2023, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on July 27, 2023(the “Registration Statement”). The Company’s Amendment No. 2 to Registration Statement (the “Amended Registration Statement”) has been filed with the Commission.

For your convenience, we have repeated the comment prior to the response in italics. The references to page numbers in the headings are to the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

The Offering, page 10

1. We note that you are registering for a primary offering of a significant amount of shares of your common stock, more than the amount currently outstanding, including common stock that is part of the Class A Units and that is underlying the Series E Convertible Preferred Stock (with respect to the Class B Units), the warrants included in the Class A and Class B Units and the Representative’s Warrants. Please revise to include risk factor disclosure describing the impact of sales in connection with this offering, including the risk and impact of potential stock price volatility and potential sales of a substantial portion of your shares.

Response:

The Company notes the Staff’s comment and has added a risk factor describing the impact of the sale of a significant amount of shares in connection with the offering, including with regard to the risk and impact of potential stock price volatility and potential sales of a substantial amount of shares.

Smart In

Your World®

Securities and Exchange Commission September 5, 2023

Risk Factors

There are material limitations with making preliminary estimates of our financial results for the period ended June 30, 2023..., page 36

2. We refer to your statement that your “actual financial results for the period ended June 30, 2023, may differ materially from the preliminary financial estimates [you] have provided” and that investors “should not to place undue reliance on the preliminary estimates.” If you choose to disclose preliminary estimates, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary estimates. Further, it is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Accordingly, please delete these statements or revise to specifically state that you take liability for these statements.

Response:

The Company notes the Staff’s comment and has removed disclosure of preliminary estimates.

* * *

Should you have any questions regarding the foregoing, please do not hesitate to contact Johnathan Duncan at (212) 745-9539.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Johnathan C. Duncan
By:	Johnathan C. Duncan

cc:	Harry Simeonidis, CEO and President